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Tammy Knight (954) 468-7939 tknight@hklaw.com

November 15, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. Reid Hooper

Re:	PositiveID Corporation (“PSID”)
Preliminary Proxy Statement on Schedule 14A
Filed September 30, 2011
File No. 001-33297 (“Proxy Statement”)

Dear Mr. Hooper:

On behalf of PSID, we hereby respond to the Staff's comment letter, dated November 10, 2011.  PSID’s response to each comment is set forth below, in the order in which the comments were made in the Staff’s letter. We have included with this letter a marked copy of the revised Proxy Statement (the “Revised Proxy Statement”) amended in response to the Staff’s comments to aid in expediting your review.

Proposal 1, page 1

Background, page 1

1.           We note your response to comment 1 in our letter dated October 27, 2011. Your response does not fully describe why you entered into three stock purchase agreements with Ironridge containing separate and distinct terms under each agreement. Please explain in plain English why each of the agreements entered into provides “the most flexibility in terms of securities sold, as well as sufficient funds to meet [y]our working capital requirements.” For example, explain why you entered into two separate agreements with Ironridge in which you are offering two separate classes of convertible preferred stock with unique conversion terms and prices. Explain why you are attempting to register the resale of the common stock underlying only the Series G preferred stock and not also the Series F preferred stock. Also explain why you are permitting Ironridge to pay a minimal amount of cash compared to the amount of consideration that it may pay by issuing a promissory note. Discuss why you agreed that Ironridge does not have to repay its promissory notes if there are any shares of Series F or Series G preferred stock outstanding, which means that the company would have to convert or redeem the Series F and Series G preferred stock from Ironridge. Disclose the extent to which the redemption amounts paid to Ironridge could equal or exceed the amounts due under the Ironridge promissory notes so that the net effect is that Ironridge will not have paid any consideration for the securities. Disclose the extent to which the shares issuable upon conversion of the Series F preferred by the company could exceed the shares issuable upon conversion if converted by Ironridge.

Response to Comment 1

The reason PSID entered into two separate agreements offering two separate classes of convertible preferred stock was due to timing.  PSID was in need of working capital and this was the most efficient structure to meet their working capital needs.  PSID was able to immediately sell shares of common stock under the Form S-3 registration statement that was declared effective by the Securities and Exchange Commission on April 12, 2010, and PSID was able to immediately sell the Series F preferred stock in a private placement.  To provide additional future financing, PSID then entered into the Stock Purchase Agreement covering additional shares of common stock and the Series G preferred stock, which could not be issued until a new registration statement was declared effective with the Securities and Exchange Commission.  As a result, for timing reasons, PSID had to enter into two separate agreements covering the different classes of preferred stock with Ironridge in order to have the potential to raise the most money it could for its working capital requirements.

                An additional reason for having two separate classes of preferred is that Ironridge required that the Series F preferred stock be convertible at its option. PSID specifically structured the Stock Purchase Agreement this way so as to strip Ironridge from having the right to make any further investment decisions regarding the purchase of securities underlying the Series G Preferred Stock to enable the shares of common stock and the shares underlying the Series G preferred stock to be registered for resale under the Staff's interpretations regarding equity line agreements.  Other than the ability to convert at Ironridge's option, the Series F preferred stock and the Series G preferred stock are almost identical except for the dividend accrual rate and slight differences in the early redemption percentages.

PSID is permitting Ironridge to initially pay a minimal amount of cash for the common stock; however, it must pay cash for the preferred stock it purchases.  PSID can later redeem the preferred stock which may result in cash upon repayment of the note by Ironridge or PSID can offset the amount it is required to pay upon redemption against amounts outstanding under the note without any further dilution. PSID can also convert the preferred stock into common stock, at which time Ironridge would be required to pay off the loan and although dilution would occur, PSID would receive the cash from repayment of the note.

Ironridge does not have to repay its promissory notes if there are any shares of Series F or Series G preferred stock outstanding, which means that PSID would have to convert or redeem the Series F and Series G preferred stock from Ironridge in order to receive payment or an offset right.  This was just a negotiated term agreed to by PSID and Ironridge.

In response to the Staff’s other comments, the disclosures in the section of the Revised Preliminary Proxy Statement titled “Background” on page 1 have been revised accordingly.

2.           Disclose the total amount of securities that you have already issued to Ironridge under the stock purchase agreements (including the total amount of common shares into which the Series F preferred stock is convertible), the total amount of cash Ironridge has paid, the total mount Ironridge has paid through promissory notes, and the value of the shares issued to Ironridge to date based upon the current market price of the company’s shares.

Response to Comment 2

In response to the Staff’s comment, the disclosure in the section of the Revised Preliminary Proxy Statement titled “Background” on page 1 has been revised accordingly.

Why We Are Seeking Shareholder Approval, page 1

3.           We note your response to comment 2 in our letter dated October 27, 2011. Also disclose that you are required to seek stockholder approval under the stock purchase agreements with Ironridge.

Response to Comment 3

This disclosure currently provides that “This proposal is being submitted for approval by our stockholders pursuant to the requirements of the Ironridge transaction documents and the Nasdaq Stock Market, LLC applicable to companies with securities quoted on the Nasdaq Capital Market.”  We have revised the disclosure to further clarify that both Nasdaq and the Ironridge transaction documents require us to seek stockholder approval.

Terms of the Ironridge Financings, page 1

4.           We note your revised disclosure provided in response to comment 7 in our letter dated October 27, 2011. Please clarify your disclosure so it is clear to investors that you may not receive any or all of the proceeds from the sale of your common shares under these agreements.

Response to Comment 4

In response to the Staff’s comment, the disclosure in the section of the Revised Preliminary Proxy Statement titled “Terms of the Ironridge Financings” on page 1 has been revised accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 16

5.           We note that Messrs. Silverman and Caragol lack dispositive power over shares they have loaned to Optimus Capital Partners, LLC. Please disclose who has dispositive powers over those shares.

Response to Comment 5

In response to the Staff’s comment, the disclosure in the section of the Revised Preliminary Proxy Statement titled “Security Ownership of Certain Beneficial Owners and Management” on page 16 has been revised accordingly.

*   *   *   *   *   *   *

PSID acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this letter or the Proxy Statement to me at 954-468-7939 or my colleague Laurie Green at 954-468-7808.

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ Tammy Knight

Tammy Knight

cc:           Larry Spirgel
Laurie Green
William J. Caragol

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